UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  October 18, 2017

Boulevard Acquisition Corp. II

(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-37561 (Commission File Number)	46-4583763 (I.R.S. Employer Identification Number)

399 Park Avenue, 6th Floor New York, NY (Address of principal executive offices)	10022 (Zip code)

(212) 878-3500
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒                                  Written communications pursuant to Rule 425 under the Securities Act

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On October 18, 2017, Boulevard Acquisition Corp. II (“Boulevard”) and Estre Ambiental S.A. (“Estre”) issued a joint press release announcing the naming of an independent member of the future board of directors of Boulevard Acquisition Corp. II Cayman Holding Company, a newly formed Cayman Islands exempted company limited by shares (“Newco”), of which Boulevard and Estre will become subsidiaries upon the consummation of the transactions (the “Closing”) contemplated by the previously announced proposed business combination between Boulevard and Estre (the “Business Combination”). Upon the Closing, it is expected that Newco’s name will be changed to Estre Ambiental, Inc. A copy of the press release is filed with this Current Report on Form 8-K as Exhibit 99.1, and is incorporated herein by reference.

Item 9.01.  Financial Statements and Exhibits.

(d)                                 Exhibits.

Exhibit No.	Exhibit
99.1	Press Release, dated October 18, 2017

Additional Information

In connection with the Business Combination, on September 12, 2017, Newco filed a registration statement on Form F-4 (File No. 333-220428) with the Securities Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Boulevard, and constitutes a preliminary prospectus of Newco. Boulevard will mail the definitive proxy statement/prospectus to its stockholders. Boulevard’s stockholders are urged to read the definitive proxy statement/prospectus regarding the Business Combination when it becomes available because it will contain important information regarding Boulevard, Estre, Newco, the Business Combination, the agreements related thereto and related matters. When available, you will be able to obtain copies of all documents regarding the Business Combination and other documents filed by Boulevard or Newco with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by sending a request to Boulevard at 399 Park Avenue, 6th Floor, New York, New York 10022, or by calling Boulevard at (212) 878-3500.

Participants in the Solicitation

Boulevard, Estre and Newco and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Boulevard is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017. Additional information regarding interests of such participants will be contained in the definitive proxy statement/prospectus when available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding adjusted EBITDA projections and forecasts of other financial and performance metrics, projections of market opportunity, macroeconomic outlook and the expected benefits of the proposed Business Combination. These statements are based on various assumptions and on the current expectations of Boulevard and Estre management and are not predictions of actual performance. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions in Brazil; potential government interventions resulting in changes to the Brazilian economy, applicable taxes and tariffs, inflation, exchange rates, interest rates and the regulatory environment; changes in the financial condition of Estre’s clients affecting their ability to pay for its services; the results of competitive bidding processes, which could lead to the loss of material contracts or curtail Estre’s expansion efforts; Estre’s history of losses; the outcome of judicial and administrative proceedings to which Estre is or may become a party or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in Estre’s clients’ preferences, prospects and the competitive conditions prevailing in the Brazilian waste management industry; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Newco or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Boulevard and/or the shareholders of Estre for the Business Combination is not obtained; failure to realize the anticipated benefits of the proposed Business Combination, including as a result of a delay in consummating the proposed Business Combination or a delay or difficulty in integrating the businesses of Boulevard and Estre; the amount of redemption requests made by Boulevard’s stockholders; the ability of Boulevard or Newco to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future, including, without limitation, pursuant to a private investment in public equity, or PIPE, or other offering of equity securities, which could dilute the interests of Boulevard’s stockholders; those factors discussed in Boulevard’s Annual Report on Form 10-K for the year ended December 31, 2016 under the heading “Risk Factors,” and other documents of Boulevard filed, or to be filed, with the SEC. These statements speak only as of the date they are made and none of Boulevard, Estre or Newco undertakes any obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this communication.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated October 18, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated:  October 18, 2017

BOULEVARD ACQUISITION CORP. II

By:	/s/ Thomas Larkin
Name: Thomas Larkin
Title: Chief Financial Officer